SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)


                                IFR SYSTEMS, INC.
                       (Name of Subject Company (issuer))

                            TESTCO ACQUISITION CORP.
                          a wholly owned subsidiary of

                              AEROFLEX INCORPORATED
                      (Names of Filing Persons (offerors))

                                  ------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Rights to Purchase Common Stock)
                         (Title of Class of Securities)

                                  ------------

                                    449507102
                      (CUSIP Number of Class of Securities)

                 Michael Gorin, President, Aeroflex Incorporated
                              35 South Service Road
                               Plainview, NY 11803
                            Telephone: (516) 694-6700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copy to:

    Blaine V. Fogg, Esq.                        Nancy D. Lieberman, Esq.
    Skadden, Arps, Slate, Meagher               Blau, Kramer, Wactlar
      & Flom LLP                                  & Lieberman, P.C.
    Four Times Square                           100 Jericho Quadrangle
    New York, NY 10036                          Jericho, NY 11753
    Telephone: 212-735-3000                     Telephone: 516-822-4820


                            CALCULATION OF FILING FEE
===============================================================================
    Transaction Valuation*                       Amount Of Filing Fee**
        $11,189,550                                    $1,029

_______________________________________________________________________________
* Estimated for the purpose of calculating the filing fee only. The filing fee was determined assuming the purchase of all outstanding shares of common stock, par value $.01 per share of IFR Systems, Inc. (including the associated rights to purchase common stock, the "Shares") and the cash out of all outstanding options to purchase Shares, based upon the sum of (a) the product obtained by multiplying (x) 8,282,009 (the aggregate number of Shares outstanding) and (y) the offer price of $1.35 per Share, and (b) the product obtained by multiplying (x) 25,000 (the aggregate number of outstanding options to purchase Shares with an exercise price less than the offer price of $1.35 per Share) and (y) the difference between $1.35 per Share and the exercise price per Share of each option to purchase Shares with an exercise price less than $1.35 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of .000092 and the transaction value.

**  The filing fee was paid on April 19, 2002.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A                  Form or Registration No.: N/A
    Filing party: N/A                            Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 19, 2002, relates to the offer by Testco Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), to purchase all of the outstanding shares of common stock (including the associated rights to purchase common stock, the "Shares") of IFR Systems, Inc., a Delaware corporation (the "Company"), at a price of $1.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 19, 2002, and in the related Letter of Transmittal (which together constitute the "Offer"), previously filed as exhibits (a)(1) and
(a)(2), respectively, the Schedule TO.

Item 11.

         Item 11 is hereby amended and supplemented to add the following:

         On April 19, 2002, Aeroflex announced that the Purchaser commenced the Offer. A copy of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.


Item 12.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         (a)(9)  Press Release, dated April 19, 2002.



                                 SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          TESTCO ACQUISITION CORP.


                          By:  /s/ Michael Gorin
                             -------------------
                          Name:  Michael Gorin
                          Title: President


                          AEROFLEX INCORPORATED


                          By:  /s/ Michael Gorin
                             -------------------
                          Name:  Michael Gorin
                          Title: President and Chief Financial Officer


Dated: April 22, 2002



                                  EXHIBIT INDEX


   (a)(9)  Press Release, dated April 19, 2002.